UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART 111

SEC FILE NUMBER
8- 66424

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **01/01/19** (MM/DD/YY) AND ENDING **12/31/19** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
TLG Lenox, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3384 Peachtree Road NE, Suite 300
(No. and Street)

Atlanta	**GA**	**30326**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
James M. Fite, Jr. **(404) 419-1660**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Rubio CPA, PC
(Name – *if individual, state last, first, middle name*)

2727 Paces Ferry Rd SE, Ste 2-1680	**Atlanta**	**Georgia**	**30339**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, James M. Fite, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TLG Lenox, LLC, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

LORENA ANDRADE NOTARY EXPIRES GEORGIA 04-25-2021 PUBLIC DEKALB COUNTY

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation, between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TLG Lenox, LLC

Financial Statements
And Supplementary Information
With Report of Registered
Independent Accounting Firm
December 31, 2019

TLG Lenox, LLC

Table of Contents
December 31, 2019

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT
REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of TLG Lenox, LLC (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year then ended and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement to the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The information contained in Schedules I, II and III has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the information in Schedules I, II and III reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the accompanying schedules. In forming our opinion on the accompanying schedules, we evaluated whether the supplemental information, including its form and content, is

presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the aforementioned supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as the Company's auditor since 2014.

February 19, 2020
Atlanta, Georgia

Rubio CPA, PC

Rubio CPA, PC

TLG Lenox, LLC

Statement of Financial Condition
December 31, 2019

Assets

Cash	$ 76,200
Due from Parent	5,578
Total current assets	**81,778**
Other assets	
Right of Use Asset	223,347
Total assets	**$ 305,125**

Liabilities and member's equity

Liabilities	
Accounts Payable	$ 1,462
Lease Liability	238,960
Total liabilities	**240,422**
Member's equity	64,703
Total liabilities and member's equity	**$ 305,125**

See accompanying notes.

TLG Lenox, LLC

Statement of Operations and Changes in Member's Equity
For the Year Ended December 31, 2019

Revenue

Success fees and retainers	$465,675
Other Income	5,328
Total Revenue	471,003

Expenses

Salary and commissions expense	418,076
Occupancy	72,438
Quotations and research	20,252
Licenses and registration	2,988
Technology and Communications	25,005
Other expenses	75,395
Total expenses	614,154
Net loss	(143,151)

Member's equity,

Beginning balance	115,336
Contributions From Member - Payment of Operating Expenses	92,518
Ending Balance	64,703

See accompanying notes.

TLG Lenox, LLC

Statement of Cash Flows
For the Year Ended December 31, 2019

Cash flows from operating activities		
Net loss	$	(143,151)
Adjustments to reconcile net loss to net cash used by by operating activities:		
Items that do not impact cash - Operating Expenses Paid by Member		92,518
Changes in:		
Right of Use Asset		(223,347)
Accounts payable		(391)
Accounts receivable		96,323
Due from Parent		(5,578)
Prepaid Expenses		40
Deferred rent liability		(6,080)
Lease Liability		238,960
Net cash produced by operating activities		49,294
Net increase in cash		49,294
Cash,		
Beginning of year		26,906
End of year		76,200

See accompanying notes.

1.   Organization and Summary of Significant Accounting Policies

TLG Lenox, LLC (the Company) is a registered broker-dealer and is a wholly-owned subsidiary of Lenox Capital Partners, LLC (the Parent), and an affiliate of The Lenox Group, LLC (Lenox Group), a middle market investment banker specializing in merger and acquisition advisory services and capital-raising transactions. As a limited liability company, the Members liability is limited to its investment. The Company provides merger and acquisition and financial and capital advisory services to various clients and industries.

Leases

The Company recognizes and measures leases in accordance with FASB ASC 842, Leases. The Company is a lessee in a noncancelable operating lease for its office space. The Company determines if an arrangement is a lease, or contains a lease, at inception of a contract and when the terms of an existing contract are changed. The Company recognizes a lease liability and a right of use ("ROU") asset at the commencement date of the lease. The lease liability is initially and subsequently recognized based on the present value of its future lease payments. Variable payments are included in the future lease payments when those variable payments depend on an index or a rate. The discount rate is the implicit rate if it is readily determinable or otherwise the Company uses its incremental borrowing rate. The implicit rate of our lease is not readily determinable and accordingly, we used our incremental borrowing rate based on the information available at the commencement date for the lease. The Company's incremental borrowing rate for a lease is the rate of interest it would have to pay on a collateralized basis to borrow the amount equal to the lease payment under similar terms and in a similar economic environment. The ROU asset is subsequently measured throughout the lease term at the amount of the remeasured lease liability (i.e. present value of the remaining lease payments), plus unamortized initial direct costs, plus (minus) any prepaid (accrued) lease payments, less the unamortized balance of lease incentive received, and any impairment recognized. Lease cost for lease payments is recognized on a straight-line basis over the lease term.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains its demand deposits in a high credit quality financial institution. Balances at times may exceed federally insured limits.

5

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are due from clients mainly for providing financial advisory services. The collectibility of accounts receivable balances is regularly evaluated based on a combination of factors such as client credit-worthiness, past transaction history with the client, current economic and industry trends, and changes in client payment terms. If it is determined that a client will be unable to fully meet its financial obligation, such as in the case of a bankruptcy filing or other material event impacting its business, a specific reserve for bad debt is recorded to reduce the related receivable to the amount expected to be recovered. As of December 31, 2019, management did not believe an allowance was necessary.

Revenue Recognition

Success fees are recognized in accordance with terms agreed upon with each client and are generally based on (1) a percentage of capital raised or (2) profit allocated and success fees earned on funds received from investors introduced by the Company.

The Financial Accounting Standards Board (FASB) has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards 606). The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised good or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those good or services. ASU 2014-09 prescribes a five-step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of transaction price;
- Allocation of the transaction price to the identified performance obligation(s); and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes revenue from retainers upon completion of performance obligations. Retainer revenue earned during 2019, without formal termination of engagement or consummation of a success transaction amounted to $105,000.

Application of the standard in 2019 using the modified retrospective approach had no effect on reported financial position, results of operations or related disclosures.

Related Party Transaction

The Company has an informal expense sharing arrangement, whereby the Parent pays for substantially all expenses of the Company, including rent expense for office space and is reimbursed by Company.

Amounts paid by the Company to the Parent in accordance with this arrangement were approximately $608,000 and an additional $93,000 in expenses were forgiven by the Parent as a contribution to capital.

Income Taxes

The Company is a limited liability company and, as such, its earnings flow through directly to the member.

Management of the Company considers the likelihood of changes by tax authorities in its filed income tax returns and discloses potential significant changes that management believes are more likely than not to occur upon examination by tax authorities. Management has not identified any uncertain tax positions in its filed income tax returns that require disclosure in the accompanying financial statements.

Subsequent Events

Management evaluates events occurring subsequent to the date of the financial statements in determining the accounting for and disclosure of transactions and events that affect the financial statements. Subsequent events have been evaluated through the date the financial statements were issued.

2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital (as these terms are defined in the Rule) shall not exceed 15 to one. Net capital and the net capital ratio fluctuate on a daily basis. At December 31, 2019, the ratio of aggregate indebtedness to net capital was .35 to one, and net capital was $56,470 which was $51,470 more than the minimum required capital amount of $5,000.

3. Contingencies

The Company is subject to litigation in the normal course of business. The Company has no litigation in progress at December 31, 2019, as defendant.

4. Concentration

Approximately, 77% of total revenue earned by the Company in 2019 was from two customers.

5.   **Net Loss**

The Company incurred a significant loss in 2019 and was dependent upon capital contributions from its Member for working capital and net capital. The Company's Member has represented that it intends to continue to make capital contributions, as needed, to insure the Company's survival through March 1, 2021.

Management expects the Company to continue as a going concern and the accompanying financial statements have been prepared on a going-concern basis without adjustments for realization in the event that the Company ceases to continue as a going concern.

6.   **Lease**

The Company has a lease for office premises that expires February 2023. The Company classifies the lease as an operating lease. The lease contains periods of free rent. The Company's lease does not include termination options for either party to the lease nor restrictive financial or other covenants.

Amounts reported on the balance sheet as of December 31, 2019, determined using an estimated incremental borrowing rate of 6%, were as follows:

Right of Use Asset	$223,347
Right of Use Liability	$238,960

Rent expense for the year ended December 31, 2019 related to the office premises lease was approximately $72,000

Future minimum lease payments under the office premises lease is as follows:

2020	$65,399
2021	$80,767
2022	$83,198
2023	$14,211
Total	$243,575
Less Imputed Interest	<20,228>
Plus Unamortized balance of lease incentive	15,613
Total Lease Liability	$238,960

Supplementary Information

TLG LENOX, LLC

COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES EXCHANGE COMMISSION ACT OF 1934
AS OF DECEMBER 31, 2019

Computation of net capital

Member's equity, December 31, 2019	$	64,703
Less non-allowable assets		8,233
Net capital	$	56,470
Aggregate Indebtedness:		
Total liabilities	$	240,422
less: Right of Use Asset		(223,347)
	$	17,075
Computation of Basic Net Capital Requirements:		
Minimum net capital required at 6.67% of aggregate indebtedness		5,000
Excess Net Capital		51,470
Ratio of aggregate indebtedness to net capital		.35 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION OF NET CAPITAL INCLUDED IN PART IIA OF FORM X-17A-5 AS OF DECEMBER 31, 2019

There was no significant difference between net capital in the Focus report as of December 31, 2019 and net capital reported above.

TLG LENOX, LLC

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF' THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

SCHEDULE III

INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION AS OF DECEMBER 31, 2019

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934, pursuant to paragraph (k)(2)(i) of the Rule.

RUBIO CPA, PC
CERTIFIED PUBLIC ACCOUNTANTS

2727 Paces Ferry Road SE
Building 2, Suite 1680
Atlanta, GA 30339
Office: 770 690-8995
Fax: 770 838-7123

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
TLG Lenox, LLC

We have reviewed management's statements, included in the accompanying Broker Dealers Annual Exemption Report in which (1) TLG Lenox, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which TLG Lenox, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(i) (the "exemption provisions"); and, (2) TLG Lenox, LLC stated that TLG Lenox, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. TLG Lenox, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about TLG Lenox, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i), of Rule 15c3-3 under the Securities Exchange Act of 1934.

February 19,2020
Atlanta, GA

Rubio CPA, PC

Rubio CPA, PC



TLG Lenox LLC

Member FINRA and SIPC

3384 Peachtree Road, N.E. Suite 300 Atlanta, Georgia 30326 404.419.1660 Fax: 404 .419.1661

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

January 28, 2020

Rubio CPA, PC
2727 Paces Ferry Road SE
Suite 2-1680
Atlanta, GA 30339

To Whom It May Concern:

The below information is designed to meet the Exemption Report criteria pursuant to SEA Rule 17a-5(d)(4):

TLG Lenox, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEA Rule 15c3-3, the Company is claiming an exemption from SEA Rule 15c3-3 for the fiscal year ended December 31, 2019.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: James M. Fite

Name: James M. Fite, Jr.

Title: President